SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Augme Technologies, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.0001 per share
(Title of Class of Securities)

051057107
(CUSIP Number of Class of Securities (Underlying Common Stock))

Ivan Braiker
Augme Technologies, Inc.
4400 Carillon Point
Kirkland, Washington 98033
(855) 423-5433
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Kevin Friedmann, Esq.
Richardson & Patel LLP
The Chrysler Building
405 Lexington Ave, 49th Floor
New York, New York 10174
(212) 561-5559
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$158,550	$21.63

* Estimated solely for the purpose of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Issuer common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 5,881,549 shares of Issuer common stock and have an aggregate value of $158,550 as of July 31, 2013, calculated based on a Black-Scholes option pricing model derived from a price per share of Issuer common stock of $0.32, the closing price of the Issuer’s common stock as reported on the OTCBB on July 31, 2013.

** The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.00013640.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21.63	Filing Party: Augme Technologies, Inc.
Form of Registration No.: 005-87565	Date Filed: August 2, 2013

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  [   ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 2, 2013 by Augme Technologies, Inc. (“Augme” or the “Company”) in connection with the Company's offer to exchange certain outstanding options to purchase the Company’s common stock for replacement options, upon the terms and subject to the conditions set forth in the Offer to Exchange dated August 2, 2013.

Item 2.	Subject Company Information.

(a) The last paragraph of the information set forth in the Offer to Exchange under “This Offer – Section 1 (Eligibility; Number of Options; Offer Expiration Date)” is revised to state:

For purposes of this Offer, a “business day” means any day other than a Saturday, a Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through midnight, Eastern Time of each such day

Item 4.	Terms of the Transaction.

We are amending this Item 4 by incorporating by reference the Summary Financials which are included at Item 10 below.

Item 10.	Financial Statements.

The information set forth in the Offer to Exchange under “Section 9 (Information Concerning Augme),” is revised to provide summary financial information of the Company as required pursuant to Section 1010(c) of Regulation M-A (the “Summary Financials”).

Item 12.	Exhibits

    Item 12 of Schedule TO is hereby amended to refile amended versions of Exhibit (a)(1)(A) and Exhibit (a)(1)(B) originally filed on August 2, 2013 and to include the following new exhibit:

(a)(1)(J) Email to option holders providing revised materials

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGME TECHNOLOGIES, INC.

By:	/s/ Ivan E. Braiker
Name: Title:	Ivan E. Braiker Chief Executive Officer and Director

Date:	August 14, 2013